Ian C. Lofwall Associate General Counsel and Assistant Secretary Lexmark International, Inc. One Lexmark Centre Drive Lexington, Kentucky 40550 Phone: 859 232 3720 Fax: 859 232 3128

June 20, 2011

via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Re:          Lexmark International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010, Filed February 28, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011, Filed May 9, 2011
File No. 001-14050

Dear Ms. Collins,

Lexmark International, Inc. (the “Corporation”) has received the Staff’s comment letter, dated June 15, 2011, concerning the above-referenced Form 10-K and Form 10-Q filings.  The comment letter requests that the Corporation provide a response within 10 business days or inform the Staff when a response will be provided.  The Corporation respectfully requests an extension of time to consider the Staff’s comments and to provide an appropriate response to the comment letter.  The Corporation expects to provide its response to the comment letter by no later than July 13, 2011.  Per a reply voicemail message I received from Melissa Kindelan on June 20, 2011, it is the Corporation’s understanding that this extension is acceptable to the Staff.

Please contact the undersigned with any questions or comments regarding this letter.

Very truly yours,

/s/ Ian C. Lofwall

Ian C. Lofwall

cc:          Melissa Kindelan, SEC Staff Accountant
Paul A. Rooke, Chairman and Chief Executive Officer
John W. Gamble, Jr., Executive Vice President and Chief Financial Officer
Robert J. Patton, Vice President, General Counsel and Secretary
Catherine M. Delgado, Director of Corporate Finance Consolidation and Report